Exhibit 12.1

ARAMARK AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(A)
(Unaudited)
(In thousands)

	Fiscal Year Ended October 2, 2015		Fiscal Year Ended October 3, 2014 (B)		Fiscal Year Ended September 27, 2013		Fiscal Year Ended September 28, 2012		Fiscal Year Ended September 30, 2011
Income from continuing operations before income taxes	$341,996		$229,677		$90,629		$124,968		$95,969
Fixed charges, excluding capitalized interest	351,474		402,396		491,025		522,431		526,033
Undistributed earnings of less than 50% owned affiliates	(14,716)		(14,968)		(17,056)		(21,423)		(24,523)
Earnings, as adjusted	$678,754		$617,105		$564,598		$625,976		$597,479
Interest expense	$290,151		$339,224		$430,275		$462,284		$469,773
Portion of operating lease rentals representative of interest factor	60,600		62,667		59,767		59,133		56,033
Fixed charges	$350,751		$401,891		$490,042		$521,417		$525,806
Ratio of earnings to fixed charges	1.9	x	1.5	x	1.2	x	1.2	x	1.1	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

(B)	Fiscal 2014 was a 53 week year.